Exhibit 99.1

PRESS RELEASE
May 14, 2026 at 4:00 p.m. ET

Gambling.com Group Reports First Quarter Results
Adjusts 2026 Guidance

Initiates AI Transformation-led Restructure Expected to Reduce Work Force by 25% and Deliver $13 Million of Annualized Savings
Company Positioned for Revenue Growth and Margin Expansion in Second Half of 2026
CHARLOTTE – May 14, 2026 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing technology company providing marketing and sports data services for the gambling industry, today reported financial results for the first quarter ended March 31, 2026. The Company today also adjusted its full year guidance and highlighted a proposed strategic restructure expected to reduce its workforce by 25% and deliver annualized savings of $13 million.

Kevin McCrystle, Incoming Chief Executive Officer and Co-Founder of Gambling.com Group, commented, "First quarter revenue of $40.4 million was in line with our expectations as well as the prior-year period, and reflects a 13% year-over-year increase in sports data services revenue offset by a 5% decline in marketing revenue. The growth in sports data services revenue was driven by strong enterprise sales led by OpticOdds with active partners up 24% quarter-on-quarter. While our marketing operations continue to be impacted by previously disclosed poor organic search dynamics and more recent regulatory headwinds, we continue to deliver on our strategy to diversify traffic sources.

“We continue to integrate AI into our workflows and are moving quickly to adopt AI as the foundational layer of how the entire organization operates. This shift to AI-first working principles enables a proposed restructure of teams that is expected to drive substantial annualized cost savings. We are confident this transformation positions us to adapt faster to changing market needs by delivering more product and marketing innovation at a faster velocity with smaller, more flexible teams. These initiatives, and the continued transition in our business to benefit from a higher mix of high-margin sports data services contributions and our more diversified marketing business, will help ensure we can build on our foundation to return to delivering consistent high margin growth going forward.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “The strategic shift in how we operate internally to have AI be the foundation of our team structures and processes across the organization, allows us to initiate a proposed restructure of teams expected to deliver annualized cost savings of $13 million. We expect to realize about half of the $13 million in annualized savings in the second half of 2026 which will help drive margin expansion in this period and beyond. As our business continues to evolve, we remain well-positioned to continue delivering substantial free cash flow that allows us to both to de-lever and further invest in new products.”

Financial Highlights Three Months March 31, 2026 vs. Three Months Ended March 31, 2025
(USD in thousands, except per share data, unaudited)

	Three months ended March 31,		Change
	2026	2025	%
Revenue	40,440	40,635	—%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%
Net (loss) income per share attributable to shareholders, diluted	(0.03)	0.31	(110)%
Net (loss) income margin	(3)%	28%
Adjusted net income for the period attributable to shareholders (1)	3,757	16,490	(77)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.09	0.46	(80)%
Adjusted EBITDA (1)	9,001	15,864	(43)%
Adjusted EBITDA Margin (1)	22%	39%
Cash flows generated by operating activities	914	8,092	(89)%
Adjusted Free Cash Flow (1)	3,880	10,277	(62)%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Three Months Ended March 31, 2026 Results Compared to Three Months Ended March 31, 2025

Revenue of $40.4 million was in line with the prior-year period. Revenue from sports data services grew 13% year-over-year to $11.2 million, primarily driven by growth in enterprise revenue. Revenue from marketing services decreased 5% year-over-year to $29.2 million, primarily due to the previously disclosed impacts of poor organic search dynamics and regulatory headwinds in the UK and Finland, partly offset by growth from sources not dependent on organic search referrals. The Company delivered 140,000 new depositing customers in the three months ended March 31, 2026, as compared to 138,000 in the three months ended March 31, 2025.

Gross profit decreased 11% year-over-year to $34.4 million. Cost of sales increased 171% year-over-year to $6.1 million primarily reflecting costs associated with the Company’s ongoing strategy to diversify traffic sources in the marketing business.

Total operating expenses exclusive of non-cash amortization of acquired intangible assets of $2.6 million, employees' bonuses related to the OddsJam acquisition of $0.3 million and other non-recurring costs of $0.1 million, grew 12% to $28.2 million, primarily due to higher subscription cost from increased AI usage and higher external marketing expenses as a result of traffic diversification strategies. Inclusive of the above-mentioned expenses, total operating expenses were $31.1 million compared to $28.4 million in the year-ago period.

Net loss attributable to shareholders of $1.2 million, or 0.03 per share, compares to net income attributable to shareholders of $11.2 million, or $0.31 per share, in the year-ago period. Adjusted net income decreased to $3.8 million, or $0.09 per share, compared to adjusted net income of $16.5 million, or $0.46 per share, in the year-ago-period primarily driven by lower Adjusted EBITDA and higher interest and tax expenses in the current period and $3.9 million in finance income related to foreign exchange movements in the year-ago period.

Adjusted EBITDA of $9.0 million reflects an Adjusted EBITDA margin of 22% as compared to Adjusted EBITDA of $15.9 million and an Adjusted EBITDA margin of 39% in the prior-year period. The Adjusted EBITDA margin for the first quarter of 2026 reflects the impact of higher cost of sales and operating expenses related to traffic diversification strategies in the marketing business.

Cash flow from operations was $0.9 million compared to $8.1 million in the year-ago period and included deferred consideration payments of $2.2 million, transaction bonus payments of $2.4 million, and tax payments of $1.6 million. Adjusted free cash flow was $3.9 million compared to $10.3 million in the year-ago period, driven by lower operating cash flows resulting primarily from a decline in operating profit, and higher capitalization of development costs.

As of March 31, 2026, the Company had total cash of $8.4 million and had borrowings of $121.3 million under the Wells Fargo Credit Facility. The Company repaid $2.8 million on its outstanding term loan during the first quarter.

The Company did not repurchase any shares in the first quarter and continues to have $14.4 million remaining on the current share buyback authorization.
2026 Outlook

Gambling.com Group today adjusted its full year guidance and now expects 2026 full-year revenue of $165 million to $170 million and Adjusted EBITDA of $45 million to $50 million. The guidance assumes:

•Year-over-year revenue growth driven by data services with enterprise sports data services continuing to see the fastest growth.
•Revenue and Adjusted EBITDA will be negatively impacted by continued poor search dynamics and regulatory headwinds in the UK, where a higher-than-expected increase in gaming duty is impacting player values and volume, as well as in Europe, where new regulations in Finland is curtailing performance marketing.
•Continued investments to diversify the marketing business, investments in sports data services new product enhancements and investments for the development and rollout of a new product the Company plans to launch later this year for which only marginal revenue contributions are expected this year.
•Significant margin expansion in the second half of the year from cost savings and revenue growth.
•An average Euro to USD exchange rate of 1.17 for the year.
Conference Call Details

Date/Time:	Thursday, May 14, 2026, at 4:30 p.m. ET
Webcast:	https://www.webcast-eqs.com/gamblingq1_26
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gdcgroup.com/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.

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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Alliance Advisors, gambir@allianceadvisors.com

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing technology company providing marketing and sports data services for the gambling industry. Through the Company's platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, the Group helps enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in more than 20 national markets across more than 10 languages. Through the Company's sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Group powers enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Free Cash Flow and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the continued growth in our sports data services business, including OpticOdds, and the size of the sports data services market, the continued growth of recurring subscription revenue, the expected annualized cost savings and other benefits from the proposed restructure, our ability to generate substantial adjusted free cash flow, whether the marketing business will grow, the continued diversification of traffic sources and our marketing business, our ability to develop innovative new products, and our 2026 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive (loss) income for the three months ended March 31, 2026 and 2025 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
Revenue	40,440	40,635	—%	(11)%
Cost of sales	(6,088)	(2,246)	171%	142%
Gross profit	34,352	38,389	(11)%	(20)%
Sales and marketing expenses	(16,190)	(15,163)	7%	(5)%
Technology expenses	(6,658)	(5,193)	28%	15%
General and administrative expenses	(8,156)	(7,675)	6%	(5)%
Movements in credit losses allowance and write-offs	(82)	(329)	(75)%	(78)%
Operating profit	3,266	10,029	(67)%	(71)%
Finance income	438	3,894	(89)%	(90)%
Finance expenses	(3,652)	(2,974)	23%	10%
Income before tax	52	10,949	(100)%	(100)%
Income tax (charge) credit	(1,227)	287	(528)%	(482)%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Exchange differences on translating foreign currencies	(1,243)	1,409	(188)%	(179)%
Cash flow hedge - effective portion of changes in fair value	1,707	—	100%	100%
Cash flow hedges - reclassified to profit or loss	(1,704)	—	100%	100%
Other comprehensive (loss) income for the period, net of tax	(1,240)	1,409	(188)%	(179)%
Total comprehensive (loss) income for the period attributable to the shareholders	(2,415)	12,645	(119)%	(117)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	MARCH 31, 2026	DECEMBER 31, 2025
ASSETS
Non-current assets
Property and equipment	2,110	2,216
Right-of-use assets	3,826	4,207
Intangible assets	241,444	245,681
Other non-current asset	360	360
Deferred tax asset	4,751	4,906
Total non-current assets	252,491	257,370
Current assets
Current tax asset	1,347	—
Trade and other receivables	28,404	26,487
Cash and cash equivalents	8,412	15,814
Total current assets	38,163	42,301
Total assets	290,654	299,671
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	92,689	90,763
Treasury shares	(35,576)	(35,576)
Share-based compensation reserve	15,131	15,450
Foreign exchange translation deficit	(6,468)	(5,225)
Hedging reserve	139	136
Retained earnings	41,232	42,407
Total equity	107,147	107,955
Non-current liabilities
Lease liability	3,269	3,582
Deferred consideration	35,592	34,929
Deferred tax liability	7,114	6,222
Contingent consideration	126	126
Borrowings	106,445	108,623
Derivative financial instrument	335	2,075
Other payables	1,421	1,120
Total non-current liabilities	154,302	156,677
Current liabilities
Trade and other payables	10,715	13,477
Deferred income	5,875	5,100
Deferred consideration	1,092	4,924
Borrowings and accrued interest	10,059	10,013
Lease liability	1,133	1,205
Income tax payable	331	320
Total current liabilities	29,205	35,039
Total liabilities	183,507	191,716
Total equity and liabilities	290,654	299,671

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended March 31,
	2026	2025 (Restated)
Cash flows from operating activities
Income before tax	52	10,949
Income tax paid	(1,640)	(2,469)
Payment of transaction bonus	(2,365)	—
Payment of deferred consideration in relation to business combination	(2,173)	—
Adjustments for non-cash items:
Depreciation and amortization	3,816	3,776
Net finance expense (income)	3,080	(1,042)
Movements in credit loss allowance and write-offs	82	329
Share-based payment expense	1,563	1,409
Cash flows from operating activities before changes in working capital	2,415	12,952
Changes in working capital
Trade and other receivables	(2,286)	(2,207)
Trade and other payables	785	(2,653)
Cash flows generated by operating activities	914	8,092
Cash flows from investing activities
Acquisition of property and equipment	(86)	(311)
Capitalization of development costs	(1,313)	(827)
Acquisition of subsidiaries, net of cash acquired	—	(63,632)
Interest received from bank deposits	14	36
Payment of deferred consideration in relation to business combination	(1,679)	(300)
Cash flows used in investing activities	(3,064)	(65,034)
Cash flows from financing activities
Exercise of options	—	588
Proceeds from borrowings	—	94,500
Transaction costs related to borrowings	—	(5,656)
Repayment of borrowings	(2,813)	(23,381)
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	2,813	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	1,042	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(2,840)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(768)	—
Interest payment attributable to third party borrowings	(2,098)	(1,730)
Principal paid on lease liability	(360)	(213)
Interest paid on lease liability	(81)	(74)
Cash flows (used in) generated from financing activities	(5,105)	64,034
Net movement in cash and cash equivalents	(7,255)	7,092
Cash and cash equivalents at the beginning of the period	15,814	13,729
Net foreign exchange differences on cash and cash equivalents	(147)	677
Cash and cash equivalents at the end of the period	8,412	21,498

Supplemental non-cash
Issue of ordinary shares for acquisitions	—	9,971

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended March 31,		Reporting Currency Change	Constant Currency Change
	2026	2025	%	%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Weighted-average number of ordinary shares, basic	35,225,096	35,572,365
Net (loss) income per share attributable to shareholders, basic	(0.03)	0.32	(109)%	(111)%

Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Weighted-average number of ordinary shares, diluted	35,225,096	36,219,725
Net (loss) income per share attributable to shareholders, diluted	(0.03)	0.31	(110)%	(109)%

Disaggregated Revenue

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players and (iv) ticketing revenue from fees and commissions from ticket reservation for recreational and leisure events.

Within performance marketing arrangements, the Group considers each referred player and each ticket reservation to represent a separate performance obligation.

The performance obligation of referral arrangements is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

The Group acts as an agent in ticketing arrangements as it does not control the underlying event. The revenue is recognized on a net basis, calculated as the proceeds collected from a customer less the cost of the ticket sold. Ticketing revenue is recognized at a point in time when the sale is made as the Group’s performance obligation is to facilitate and process the transaction and issue the ticket.
Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. Revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, the Group considers each subscription to be a separate performance obligation. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Group records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
Marketing	29,206	30,736	(5)%	72%	76%
Data	11,234	9,899	13%	28%	24%
Total revenues	40,440	40,635	—%	100%	100%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
North America	26,524	20,979	26%	66%	52%
U.K. and Ireland	7,777	11,085	(30)%	19%	27%
Other Europe	4,337	5,935	(27)%	11%	15%
Rest of the world	1,802	2,636	(32)%	4%	6%
Total revenues	40,440	40,635	—%	100%	100%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
Performance marketing	25,469	25,731	(1)%	63%	64%
Subscription	11,234	9,899	13%	28%	24%
Advertising & other	3,737	5,005	(25)%	9%	12%
Total revenues	40,440	40,635	—%	100%	100%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2026	2025	Change	2026	2025
Casino	21,557	24,576	(12)%	53%	60%
Sports	16,630	15,384	8%	41%	38%
Other	2,253	675	234%	6%	2%
Total revenues	40,440	40,635	—%	100%	100%

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures

Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration for the three months ended March 31, 2026 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the OddsJam Acquisition during the three months ended March 31, 2026. The unwinding of deferred consideration for the three months ended March 31, 2025 is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive (Loss) Income and for the periods specified (unaudited):

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Revenue	40,440	40,635	—%	(11)%
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Net (loss) income margin	(3)%	28%

Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Unwinding of deferred consideration(1)	683	684	—%	(11)%
Employees' bonuses related to acquisition(2)	280	—	100%	100%
Deferred revenue fair value adjustment(1)	—	325	(100)%	(100)%
Share-based payment and related expense(2)	1,563	1,409	11%	(1)%
Acquisition related costs(1)	—	325	(100)%	(100)%
Amortization expense related to acquired businesses and assets(2)	2,578	2,800	(8)%	(18)%
Other non-recurring costs (2)	76	—	100%	100%
Tax effect of the adjusting items (2)	(248)	(289)	(14)%	(23)%
Adjusted net income for the period attributable to shareholders	3,757	16,490	(77)%	(80)%
__________
(1) There is no tax impact from unwinding of deferred consideration, deferred income fair value adjustment related to acquisition and acquisition related costs.
(2) Tax effect of adjusting items is computed based on costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period.

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2026	2025	%	%
Net (loss) income per share attributable to shareholders, basic	(0.03)	0.32	(109)%	(111)%
Effect of adjustments for unwinding of deferred consideration, basic	0.02	0.02	—%	—%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.01	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.00	0.01	(100)%	(100)%
Effect of adjustments for share-based payment and related expense, basic	0.04	0.04	—%	—%
Effect of adjustments for acquisition related costs, basic	0.00	0.01	(100)%	(100)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.07	0.08	(13)%	(11)%
Effect of other non-recurring costs, basic	0.00	0.00	100%	100%
Effect of tax adjustments, basic	—	(0.01)	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.11	0.46	(76)%	(79)%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.03)	0.31	(110)%	(109)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.09	0.46	(80)%	(82)%
(1) Adjusted Net Income attributable to shareholders per diluted share is calculated using the diluted weighted-average number of ordinary shares of 42,426,533 for the three months ended March 31, 2026 and 36,219,725 for the three months ended March 31, 2025. The effect of share options, contingently issuable ordinary shares related to business combinations and unvested ordinary shares were excluded from the calculation of net loss attributable to shareholders per diluted share as their effect would have been anti-dilutive for each period.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net (loss) income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands)
Net (loss) income for the period attributable to shareholders	(1,175)	11,236	(110)%	(109)%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,549	2,078	23%	10%
Interest income	(14)	(36)	(61)%	(65)%
Income tax charge (credit)	1,227	(287)	(528)%	(482)%
Depreciation expense	173	126	37%	23%
Amortization expense	3,643	3,650	—%	(11)%
EBITDA	6,403	16,767	(62)%	(66)%
Share-based payment and related expense	1,563	1,409	11%	(1)%
Deferred revenue fair value adjustment	—	325	(100)%	(100)%
Unwinding of deferred consideration	683	684	—%	(11)%
Foreign currency translation gains, net	(201)	(3,768)	(95)%	(95)%
Cash flow hedge - ineffective portion of changes in fair value	30	—	100%	100%
Other finance results	167	122	37%	23%
Acquisition related costs(1)	—	325	(100)%	(100)%
Employees' bonuses related to acquisition	280	—	100%	100%
Other non-recurring costs	76	—	100%	100%
Adjusted EBITDA	9,001	15,864	(43)%	(49)%
__________
(1) The acquisition costs are related to completed and prospective business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2026	2025	%	%
	(USD in thousands, except margin)
Revenue	40,440	40,635	—%	(11)%
Adjusted EBITDA	9,001	15,864	(43)%	(49)%
Adjusted EBITDA Margin	22%	39%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions.
Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non-recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended March 31,		Change
	2026	2025 (Restated)	%
	(in thousands USD, unaudited)
Cash flows generated by operating activities (1)	914	8,092	(89)%
Adjustment for items presented in operating activities:
Payment of deferred consideration in relation to business combination	2,173	—	100%
Adjustment for items presenting in investing activities:
Capital Expenditures
Acquisition of property and equipment	(86)	(311)	(72)%
Capitalization of development costs	(1,313)	(827)	59%
Free Cash Flow	1,688	6,954	(76)%
Payment of transaction bonus (2)	2,365	—	100%
Tax and other (receipts) payments in relation to acquisition (3)	(173)	3,323	(105)%
Adjusted Free Cash Flow	3,880	10,277	(62)%
(1) As of March 31, 2025, the Company incorrectly presented the tax payments as an investing cash flow as opposed to an operating cash flow. The effect of this error was an overstatement of operating cash flows of $3.3 million and an understatement of investing cash flows of $3.3 million for the three months ended March 31, 2025. As a result, free cash flow decreased by $3.3 million for the period ended 31 March 2025.
(2) Non- recurring transaction bonus paid in relation to the OddsJam acquisition. See our interim condensed consolidated financial statements and related notes for further information.
(3) The comparative amount for Tax and other (receipts) payments in relation to acquisition has been restated from nil to $3.3 million to conform to the financial statements for the year ended December 31, 2025. This restatement reflects one-time tax payments related to income and payroll effects of pre-acquisition distributions to the Sellers of OddsJam which were acquired as part of the business combination. During the three months ended March 31, 2026, $0.2 million of this amount was refunded in relation to overpaid corporate income tax of OddsJam for 2024.
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